UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 28, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. July 28, 2022 ASE Technology Holding Second Quarter 2022 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20 - F filed on March 29, 2022.

3 1H22 Recap • 2Q22 and 1H22 performance ahead of expectation • 2Q22 ASE HoldCo revenues grew 27% year - over - year (all in USD terms); 1H22 revenues grew 28% year over year (all on the pro forma basis) • 2Q22 ASE ATM revenues grew 25% year - over - year; 1H22 revenues grew 25% year - over - year with 1H22 advanced packaging up 48% year - over - year • 1H22 ASE HoldCo automotive revenues grew 64% year - over - year; 1H22 ATM automotive revenues grew 54% year - over - year; expect momentum to continue into 2H22 • 1H22 ASE HoldCo operating margin improved 2.3 percentage points year - over - year, among which, 0.5 percentage points were from favorable currency • 1H22 ASE ATM operating margin increased 3.4 percentage points year - over - year, among which, 0.6 percentage points were from favorable currency Note: All numbers indicated are in USD terms. The year over year comparisons are stated on the pro forma basis, which excludes the disposed China sites from year 2021.

4 2022 Update • Our 2022 full year outlook is on track. • The overall market is undergoing an inventory correction with some sectors that are more aggressive than the others; however, some sectors remained constrained. With our diversified customer portfolio and manufacturing flexibility, we are seeing a solid 2H22 with quarter - over - quarter growth of our Holding Company revenues. • 2022 ATM revenues year - over - year growth to be 2x of the logic semiconductor industry with EMS also seeing solid top line growth. We expect further margin expansion of both our ATM and EMS businesses versus year 2021.

5 Structural improvement of efficiency and margin • For the past two years, we have made great strides in ASE - SPIL synergy in RD, operation streamlining, capacity planning, business consolidation, customer portfolio calibration, and procurement. • Advancements in automation have improved ASE’s manufacturing efficiency, cost structure, and response time to high volume and high reliability business. • Increasing demand in multi - die co - packaging is adding to the complexity of ATM knowhow, and therefore ASE’s value in the supply chain. • With improved efficiency and cost structure, we currently see a mid - single digit structural improvement in margin leading to higher peaks and shallower troughs in future cycles .

6 Business Outlook • For next year, it's too early to comment on the macro environment and potential end market demand shifts; however, the general perception is seasonality will resume in Q1 2023. • We believe backend capacity is in a healthy position. Incremental backend capacity added is relatively low when compared with that of the frontend and, especially considering, backend investments are needed for technology migration (density, multi - die) in addition to volume expansion. • We are seeing increasing resource allocations needed for NPI's after more than 2 years of Covid - lock down. The NPI trend is setting our direction for future capacity planning, equipment upgrade, automation, and technology roadmap. • We are optimistic that ASE’s capacity utilization will stay at a higher level given our customer engagement, LTA, technology and automation leadership, manufacturing scale, and relevance to all NPIs .

Consolidated Statements of Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q2 / 2022	%	Q1 / 2022	%	Q2/ 2021	%	QoQ	YoY	Pro Forma Basis* Q2 / 2021	%	YoY
Net Revenues:											
ATM	93,355	58.2%	82,355	57.0%	77,160	60.8%	13%	21%	70,919	58.8%	32%
EMS	66,213	41.3%	61,163	42.4%	49,147	38.7%	8%	35%	49,147	40.7%	35%
Others	871	0.5%	873	0.6%	619	0.5%	0%	41%	619	0.5%	41%
Total Net Revenues	160,439	100.0%	144,391	100.0%	126,926	100.0%	11%	26%	120,685	100.0%	33%
Gross Profit	34,388	21.4%	28,471	19.7%	24,804	19.5%	21%	39%	23,470	19.4%	47%
Operating Income (Loss)	20,606	12.8%	16,113	11.2%	13,174	10.4%	28%	56%	12,394	10.3%	66%
Pretax Income (Loss)	21,136	13.2%	16,663	11.5%	13,344	10.5%	27%	58%	12,440	10.3%	70%
Income Tax Benefit (Expense)	(4,479)	-2.8%	(3,278)	-2.3%	(2,648)	-2.1%			(2,543)	-2.1%	
Non-controlling Interest	(669)	-0.4%	(478)	-0.3%	(358)	-0.3%			(358)	-0.3%	
Net Income Attributable to Shareholders of the Parent	15,988	10.0%	12,907	8.9%	10,338	8.1%	24%	55%	9,539	7.9%	68%
Basic EPS	3.69		3.01		2.40		23%	54%	2.21		67%
Diluted EPS	3.61		2.92		2.30		24%	57%	2.12		70%
Additional Commentary From Management [1&2] *:*											
Gross Profit excl. PPA expenses	35,306	22.0%	29,391	20.4%	25,738	20.3%	20%	37%	24,404	20.2%	45%
Operating Profit excl. PPA expenses	21,786	13.6%	17,295	12.0%	14,372	11.3%	26%	52%	13,592	11.3%	60%
Net income attributable to shareholders of the parent excl. PPA expenses	17,161	10.7%	14,070	9.7%	11,510	9.1%	22%	49%	10,711	8.9%	60%
Basic EPS excl. PPA expenses	3.97		3.28		2.67		21%	49%	2.48		60%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in 2Q22, 1Q22 and 2Q21.
[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.04bn in2Q22, $0.03bn in 1Q22 and $0.04bn in 2Q21.
*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarter of 2Q21.

ASE GROUP

© ASE Group. All rights reserved.

7

8 Consolidated Operations (unaudited) 65,557 70,919 82,019 83,805 82,355 93,355 47,684 49,147 61,116 81,541 61,163 66,213 602 619 758 812 873 871 18.3% 19.4% 20.3% 18.9% 19.7% 21.4% 9.1% 10.3% 12.1% 11.3% 11.2% 12.8% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 NT$ Million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

ATM Statements of Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q2 / 2022	%	Q1 / 2022	%	Q2 / 2021	%	QoQ	YoY	Pro Forma Basis* Q2 / 2021	%	YoY
Net Revenues:											
Packaging	79,894	84.1%	69,921	83.2%	65,936	83.5%	14%	21%	60,716	83.5%	32%
Testing	13,760	14.5%	12,583	15.0%	11,677	14.8%	9%	18%	10,656	14.6%	29%
Direct Material	1,288	1.3%	1,479	1.8%	1,372	1.7%	-13%	-6%	1,372	1.9%	-6%
Others	56	0.1%	42	0.0%	3	0.0%	33%	1767%	3	0.0%	1767%
Total Net Revenues	94,998	100.0%	84,025	100.0%	78,988	100.0%	13%	20%	72,747	100.0%	31%
Gross Profit	27,768	29.2%	23,101	27.5%	20,210	25.6%	20%	37%	18,876	25.9%	47%
Operating Income (Loss)	17,995	18.9%	14,012	16.7%	11,827	15.0%	28%	52%	11,048	15.2%	63%
Additional Commentary From Management[1]*:*											
Gross Profit excl. PPA expenses	28,645	30.2%	23,979	28.5%	21,091	26.7%	19%	36%	19,757	27.2%	45%
Operating Profit excl. PPA expenses	19,122	20.1%	15,140	18.0%	12,959	16.4%	26%	48%	12,180	16.7%	57%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in the quarters of 2Q22, 1Q22 and 2Q21.

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarter of 2Q21.

ASE GROUP
© ASE Group. All rights reserved.
9

10 ATM Operations (unaudited) 16,989 18,876 23,181 24,301 23,101 27,768 68,139 72,747 83,321 85,180 84,025 94,998 24.9% 25.9% 27.8% 28.5% 27.5% 29.2% 0% 10% 20% 30% 40% 50% 0 20,000 40,000 60,000 80,000 100,000 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 NT$ Million Gross Profit Gross Margin Revenue *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

11 ATM Revenue by Application (unaudited) 53% 52% 53% 53% 52% 52% 14% 15% 15% 16% 16% 16% 33% 33% 32% 31% 32% 32% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Communication Computing Automotive, Consumer & Others *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

12 37% 36% 39% 40% 43% 43% 38% 40% 37% 36% 34% 35% 8% 7% 7% 7% 6% 6% 15% 15% 15% 15% 15% 15% 2% 2% 2% 2% 2% 1% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Material Testing Others Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited) *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

13 EMS Operations Quarterly Comparison & Revenue by Application (unaudited ) (NT$ Million) Q2 / 2022 % Q1 / 2022 % Q2/ 2021 % QoQ YoY EMS Net Revenues 66,218 100.0% 61,166 100.0% 49,154 100.0% 8% 35% Gross Profit 6,650 10.0% 5,380 8.8% 4,476 9.1% 24% 49% Operating Income (Loss) 2,667 4.0% 2,200 3.6% 1,273 2.6% 21% 110% 39% 39% 38% 38% 40% 35% 7% 10% 10% 8% 10% 13% 33% 28% 33% 38% 29% 28% 14% 16% 12% 11% 13% 15% 5% 5% 5% 4% 6% 8% 2% 2% 2% 1% 2% 1% 0% 20% 40% 60% 80% 100% Q1/21 Q2/21 Q3/21 Q4/21 Q1/22 Q2/22 Communication Computing Consumer Industrial Automotive Others

14 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Jun 30, 2022 Mar 31, 2022 Cash and cash equivalent $72,846 $84,426 Financial assets - current 6,136 4,698 Financial assets - non current & investments - equity method 22,356 23,202 Property, plant & equipment 254,784 247,541 Total assets 713,079 696,148 Short-term loans 60,722 49,990 Current portion of bonds payable 8,204 8,203 Current portion of long-term loans 3,631 2,622 Bonds payable 40,923 40,521 Long-term loans & long-term bills payable 97,367 116,386 Total interest bearing debts 218,309 225,139 Total liabilities 434,768 432,388 Total equity (Including non-controlling interest) 278,311 263,760 Quarterly EBITDA 35,211 30,661 Current ratio 1.18 1.22 Net debt to equity ratio 0.50 0.52

15 Equipment Capital Expenditure vs. EBITDA (unaudited) 432 567 425 437 443 515 830 916 1,108 1,174 1,100 1,203 0 200 400 600 800 1,000 1,200 1,400 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 US$ Million Capex EBITDA *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

16 Third Quarter 2022 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2022 to be as follows: • In US dollar terms, our ATM 3rd quarter 2022 business levels should be slightly above 2nd quarter 2022 levels ; • On a pro forma basis, our ATM 3rd quarter 2022 gross margin should be similar with our 4th quarter 2021 gross margin ; • In US dollar terms, our EMS 3rd quarter 2022 business sequential growth should be similar with same period last year ; • Our EMS 3rd quarter 2022 operating margin should be similar to 2nd quarter 2022 levels. *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information provided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition an d results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances b etw een our expected and actual results .

17 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

Pro Forma Historical Data*

(unaudited)

(NT$ Million)	Q1/2021	%	Q2/2021	%	Q3/2021	%	Q4/2021	%	FY/2021	%
Net Revenues:										
ATM	65,557	57.6%	70,919	58.8%	82,019	57.0%	83,805	50.4%	302,300	55.5%
EMS	47,684	41.9%	49,147	40.7%	61,116	42.5%	81,541	49.1%	239,488	44.0%
Others	602	0.5%	619	0.5%	758	0.5%	812	0.5%	2,791	0.5%
Total Net Revenues	113,843	100.0%	120,685	100.0%	143,893	100.0%	166,158	100.0%	544,579	100.0%
Gross Profit	20,868	18.3%	23,470	19.4%	29,251	20.3%	31,454	18.9%	105,043	19.3%
Operating Income (Loss)	10,405	9.1%	12,394	10.3%	17,463	12.1%	18,776	11.3%	59,038	10.8%
Pretax Income (Loss)	10,625	9.3%	12,440	10.3%	17,429	12.1%	18,873	11.4%	59,368	10.9%
Income Tax Benefit (Expense)	(2,392)	-2.1%	(2,543)	-2.1%	(3,505)	-2.4%	(3,586)	-2.2%	(12,027)	-2.2%
Non-controlling Interest	(252)	-0.2%	(358)	-0.3%	(668)	-0.5%	(828)	-0.5%	(2,106)	-0.4%
Net Income Attributable to Shareholders of the Parent	7,981	7.0%	9,539	7.9%	13,256	9.2%	14,459	8.7%	45,235	8.3%
Basic EPS	1.85		2.21		3.07		3.37		10.51	
Diluted EPS	1.80		2.12		2.99		3.21		10.12	
FX (NTD/USD)	28.30		28.03		27.79		27.78		27.98	

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21 and full year 2021.

ASE GROUP
© ASE Group. All rights reserved.
18

19 Appendix 2 ATM Statements of Comprehensive Income Pro Forma Historical Data* (unaudited) (NT$ Million) Q1/2021 % Q2/2021 % Q3/2021 % Q4/2021 % FY/2021 % Net Revenues: Packaging 56,844 83.4% 60,716 83.5% 69,512 83.4% 70,942 83.3% 258,014 83.4% Testing 10,204 15.0% 10,656 14.6% 12,354 14.8% 12,700 14.9% 45,914 14.9% Direct Material 1,044 1.5% 1,372 1.9% 1,429 1.7% 1,502 1.8% 5,347 1.7% Others 47 0.1% 3 0.0% 26 0.0% 36 0.0% 112 0.0% Total Net Revenues 68,139 100.0% 72,747 100.0% 83,321 100.0% 85,180 100.0% 309,387 100.0% Gross Profit 16,989 24.9% 18,876 25.9% 23,181 27.8% 24,301 28.5% 83,346 26.9% Operating Income (Loss) 9,415 13.8% 11,048 15.2% 14,667 17.6% 15,216 17.9% 50,345 16.3% FX (NTD/USD) 28.30 28.03 27.79 27.78 27.98 *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21 and full year 2021.

Appendix 3

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousand)	Q1/2021	Q2/2021	Q3/2021	Q4/2021	FY/2021	Q1/2022	Q2/2022
Revenues	119,469,784	126,926,346	150,664,816	172,936,186	569,997,132	144,390,827	160,439,019
COGS	97,583,415	102,122,197	119,880,851	140,041,892	459,628,355	115,919,599	126,051,460
PPA under COGS	1,024,525	933,946	931,880	925,188	3,815,539	920,316	918,661
Gross profit	21,886,369	24,804,149	30,783,965	32,894,294	110,368,777	28,471,228	34,387,559
Gross profit excl. PPA	22,910,894	25,738,095	31,715,845	33,819,482	114,184,316	29,391,544	35,306,220
OPEX	10,977,703	11,630,191	12,357,669	13,278,865	48,244,428	12,358,395	13,782,006
PPA under OPEX	269,154	263,543	262,097	261,699	1,056,493	261,477	261,428
Operating income	10,908,666	13,173,958	18,426,296	19,615,429	62,124,349	16,112,833	20,605,553
Operating income excl. PPA	12,202,345	14,371,447	19,620,273	20,802,316	66,996,381	17,294,626	21,785,642
Non Op gain/(loss)	271,633	170,726	48,235	17,720,464	18,211,058	549,787	529,795
PPA under Non Op gain/ (loss)	43,225	2,813	39,929	40,799	126,766	3,637	20,922
Non Op gain/ (loss) excl. PPA	314,858	173,539	88,164	17,761,263	18,337,824	553,424	550,717
Pretax income	11,180,299	13,344,684	18,474,530	37,335,892	80,335,405	16,662,621	21,135,348
PPA under Pretax income	1,336,904	1,200,302	1,233,906	1,227,686	4,998,798	1,185,430	1,201,011
Pretax income excl. PPA	12,517,203	14,544,986	19,708,436	38,563,578	85,334,203	17,848,051	22,336,359
Tax expenses	2,451,096	2,648,128	3,630,545	5,592,057	14,321,826	3,277,505	4,478,602
PPA under Tax expense	(38,471)	(16,250)	(20,612)	(21,430)	(96,773)	(13,081)	(16,957)
Tax expense excl. PPA	2,489,567	2,664,378	3,651,157	5,613,487	14,418,599	3,290,586	4,495,559
Non-controlling interest	252,076	358,136	667,705	827,984	2,105,901	477,834	668,595
PPA under Non-controlling interest	30,714	12,788	15,661	16,695	75,858	9,074	10,913
Non-controlling interest excl. PPA	282,790	370,924	683,366	844,679	2,181,759	486,908	679,508
Net income attributable to shareholders of the parent	8,477,127	10,338,420	14,176,280	30,915,851	63,907,678	12,907,282	15,988,151
PPA expenses under Net income attributable to shareholders of the	1,267,719	1,171,264	1,197,633	1,189,561	4,826,167	1,163,275	1,173,141
Net income attributable to shareholders of the parent excl. PPA	9,744,846	11,509,684	15,373,913	32,105,412	68,733,845	14,070,557	17,161,292
Total PPA expenses	1,298,433	1,184,052	1,213,294	1,206,256	4,902,025	1,172,349	1,184,054
Basic EPS (NT$)	1.97	2.40	3.29	7.20	14.84	3.01	3.69
Basic EPS (NT$) excl. PPA	2.26	2.67	3.56	7.48	15.96	3.28	3.97
Diluted EPS (NT$)	1.92	2.30	3.20	6.99	14.40	2.92	3.61
Diluted EPS (NT$) excl. PPA	2.21	2.57	3.47	7.27	15.50	3.19	3.88

ASE GROUP
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21 Consolidated Operations (unaudited) 49,615 54,436 61,703 61,826 59,622 62,371 64,693 63,991 65,557 70,919 82,019 83,805 82,355 93,355 34,947 31,524 50,584 48,734 32,721 39,703 53,126 79,141 47,684 49,147 61,116 81,541 61,163 66,213 261 467 533 519 486 533 573 601 602 619 758 812 873 871 12.6% 15.2% 16.0% 16.9% 16.5% 17.3% 15.9% 15.5% 18.3% 19.4% 20.3% 18.9% 19.7% 21.4% 2.4% 4.4% 6.9% 7.3% 6.1% 7.7% 7.4% 7.5% 9.1% 10.3% 12.1% 11.3% 11.2% 12.8% 0% 5% 10% 15% 20% 25% 30% 35% 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Q4/20 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 NT$ Million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.